UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO
RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
(Commission
File No. 001-38215)

NUCANA PLC
(Translation of registrant’s name into English)

3 Lochside Way
Edinburgh EH12 9DT
United Kingdom
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒
Form 40-F ☐
Indicate by check mark if the registrant is submitting
the Form 6-K in
paper as permitted by
Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting
the Form 6-K in
paper as permitted by
Regulation S-T Rule 101 (b) (7): ☐

Other Events
On August 15, 2024, NuCana plc (the “Company”) issued a press release announcing its second quarter 2024 financial results. The Company’s unaudited condensed consolidated financial statements as of June 30, 2024 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached hereto as Exhibit 99.2, and is incorporated by reference herein. The press release is attached as Exhibit 99.3 hereto and is incorporated by reference herein.
The information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the registration statements on Form
F-3
(File Number
333-258941)
and Form
S-8
(File Number
333-223476
and File Number
333-248135),
and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
The information in the attached Exhibit 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.
Exhibits

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for the Three and Six Months Ended June 30, 2024 and 2023

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2024 and 2023

99.3	Press Release dated August 15, 2024

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	INLINE XBRL Taxonomy Extension Schema Document

101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document

101.CAL	INLINE XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document

101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer
Date: August 15, 2024